09042410

SEC Mail Processing Section

AUG 31 2009

Washington, DC 122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-35701

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chain Bridge Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9302 Lee Highway, Suite 300
(No. and Street)

Fairfax	VA	22031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Curtis (703)-273-9320
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.

(Name - *if individual, state last, first, middle name*)

7700 Old Georgetown Road	Bethesda	Maryland	20814-6224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*11.a 9/10

AB 9/24

OATH OR AFFIRMATION

I, John Curtis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Chain Bridge Securities, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Commonwealth of Virginia
Wendy L. Vadala - Notary Public
Commission No. 334236
My Commission Expires 02/28/2011

Signature

President

Title

Wendy L. Vadala

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

STATEMENTS OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

CHAIN BRIDGE SECURITIES, INC.

JUNE 30, 2009 AND 2008

Chain Bridge Securities, Inc.

TABLE OF CONTENTS

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors
Chain Bridge Securities, Inc.

We have audited the accompanying statements of financial condition of Chain Bridge Securities, Inc. (the Company) as of June 30, 2009 and 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on the statements of financial condition.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Chain Bridge Securities, Inc. as of June 30, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Reznick Group, P.C.

Bethesda, Maryland
August 28, 2009

Atlanta ■ Austin ■ Baltimore ■ Bethesda ■ Charlotte ■ Chicago ■ Los Angeles ■ Sacramento ■ Tysons Corner

Chain Bridge Securities, Inc.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2009 and 2008

ASSETS

		2009		2008
CURRENT ASSETS				
Cash	$	20,150	$	23,401
Prepaid expenses		1,066		1,066
Deferred tax asset		16,046		13,269
	$	37,262	$	37,736

LIABILITIES AND STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY				
Common stock, par value $1 per share; authorized 1,000 shares, issued and outstanding 500 shares	$	500	$	500
Additional paid-in capital		73,750		63,750
Accumulated deficit		(36,988)		(26,514)
	$	37,262	$	37,736

See notes to statements of financial condition

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Chain Bridge Securities, Inc. (the Company) was formed in August 1985 in the Commonwealth of Virginia and is registered with the Securities and Exchange Commission (SEC) as a broker-dealer. The primary business of the Company is the sale of limited partnership interests in real estate ventures developed by a related party entity. The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue at the date of closing of each investment based upon its percentage of monies collected from sales made.

Income Taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for operating loss carryforwards and deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Temporary differences result from the Company using the cash method of accounting for income tax purposes and accrual basis accounting for financial statement purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The component of the deferred tax asset is the net operating loss carryforward.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest, and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. On January 23, 2008, FASB issued FASB Staff Position (FSP) No. FIN 48-B, deferring the implementation of FIN 48 for non-public companies for annual periods beginning after December 15, 2007. On December 30, 2008, FASB issued FASB Staff Position (FSP) No. FIN 48-3, deferring the implementation of FIN 48 for non-public companies for annual periods beginning after December 15, 2008. The Company continues to evaluate the effect, if any, the adoption of FIN 48 will have on its financial statements.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts when necessary for receivables that may be uncollectible and/or subject to litigation which would be necessary to secure collection.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Company placement fees are earned through a related entity, controlled by the sole stockholder of the Company. No placement fees were earned for the years ended June 30, 2009 and 2008. A majority of the Company's administrative functions are provided by a related entity at no cost to the Company.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital as defined by the Securities and Exchange Commission. The Company's net capital requirement under Rule 15c3-1 is $5,000. At June 30, 2009 the net capital as computed was $20,150 leaving capital in excess of the requirements in the amount of $15,150.

NOTE 4 - NET OPERATING LOSSES

As of June 30, 2008, the Company had generated approximately $63,500 in cumulative net operating loss carryforwards for federal income tax purposes which could be used to offset future taxable income. During the year ended June 30, 2009, the Company's net operating losses increased by approximately $13,300. If unused, the remaining losses, totaling approximately $76,000, will expire beginning in 2019 through 2027.

NOTE 5 - SUBSEQUENT EVENTS

Subsequent events have been evaluated by management through August 28, 2009, which is the date the financial statements were issued. Management has determined that there are no subsequent events that would require recognition or disclosure in these financial statements as of that date.